General Steel Holdings, Inc.
Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue
Chaoyang District, Beijing 100020

                                January 23, 2007

Brigitte Lippmann, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549 - 7010

Re:	General Steel Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (No. 333-133821)

Dear Ms. Lippmann:

 The Company would like to thank you and the other members of the Commission staff for the timely response to the Company’s request for comments. The Company is responding to the Staff’s comment letter, dated January 9, 2007 (“January 9 Comments”), relating to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (No. 333-133821) filed on December 19, 2006 (the “Registration Statement”).

We believe the January 9 Comments do not require further amendments to the Registration Statement. The Company has complied to the best of its ability with the Staff’s comments. The Company has responded to all of the Staff’s comments by providing supplemental information as set forth herein.

For reference purposes, portions of the the text of the January 9 Comments have been reproduced in bold and italics herein with responses below for each numbered comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 32

1. We note from your response to comment 6 in our letter dated November 22, 2006 that “most” of your customers are paying their accounts receivable balances. It therefore appears that some delinquent accounts exist. Please quantify and discuss the significance and age of any delinquent accounts. Please disclose and discuss how and why you determined that no additional allowance for doubtful accounts is required and help us understand how and why this determination is not a critical accounting policy. In addition, it appears to us that the increase in accounts receivable had a more significant impact on operating cash flows during the current interim period than the changes in inventories and the related advances. Please clarify and revise your discussion of operating cash flows during the interim accordingly.

a.	Management has examined the accounts receivable aging report and found no balance existing over 90 days.

b.
We will consider, if needed, any allowance for bad debts in the year-end financial statement of 2006 since we believe the year-end statement will give the management a more comprehensive understanding and better estimate on whether any allowance is needed.

c.
We intend to revise our disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation - Operating Activities - Nine months ended September 30, 2006 compared with nine months ended September 30, 2005” in our registration statement on Form S-1 as the followings:

Net cash used in operating activities for the nine months ended September 30, 2006 was $7.53 million compared to $4.86 million provided by operating activities in the same period last year. This change was mainly due to increases in accounts receivable and inventory. Accounts receivable increased by $9.9 million compared to December 31, 2005. The increase is due to the credit sales we extended to our major customers and distributors as incentives starting from the second quarter of 2006. As the new production lines are now in full operation, approximately 13,000 tons of additional products are now being produced monthly. Finished goods inventories have increased and the sales department has, since the beginning of second quarter, established 3 provincial sales offices to help increase sales and reduce these inventories. The finished goods inventory value on September 30, 2006 was 29,597 tons compared to 20,726 tons at December 31, 2005. The value of finished goods inventories also increased to $12.1 million as of September 30, 2006 from $8.01 million as of December 31, 2005.

Note 21 - Joint Venture agreement with Baotou Steel. page F-27

2. We note your response to comment 7 in our letter dated November 22, 2006. Please provide us with a comprehensive explanation of how you have concluded that your pending transaction with Baotou Steel does not constitute the acquisition of a business. Specifically address the determination of what constitutes a business as outlined in Article 11 of Regulation S-X and EITF 98-3. Please help us understand the specific nature of the assets Baotou Steel intends to contribute to the joint venture and what, if any, assets they will retain.

Baotau Steel will contribute tangible assets including land, a pusher furnace, cranes, ventilation equipment, and some spare parts.

This contemplated transaction is not considered a business combination as defined under Article 11 of Regulation S-X. The revenue producing activity for the new entity will be different from that of the existing companies. New high-end special steel products will be produced and marketed to new customers. In order to produce these new products, the new entity will build new facilities on the land to be contributed by Baotou Steel. It will take some equipment to be contributed by Baotou Steel, which are to be substantially modified, and add a 100-ton electric furnace and a refiner to create a new production line. A new sales force will be built to identify and target new customers. The new entity will not carry the names of either of its future owners.

This contemplated transaction is not considered as a business acquisition through a non-monetary exchange under EITF 98-3 because it does not meet the relevant definition thereunder. The assets to be contributed do not include systems, standards, protocols, conventions and rules that act to define the process necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes. The assets to be contributed do not include the ability to obtain access to the customers that purchase the outputs of the assets to be contributed. Additionally, while the newly formed entity will receive certain tangible assets, it will be a start-up company. It will need to attract and retain talent to install/modify/acquire equipment, manage operations, as well as to manufacture, market and sell products to newly identified customers. The assets to be contributed by Baotou Steel are insignificant compared to the total assets of Baotou Steel. Baotou Steel will continue to operate at its historical levels even assuming the consummation of the contemplated transaction. The respective future owners who will contribute certain assets to the new entity will continue to operate as separate entities. They will not reduce or transfer any of their respective workforces as a result of this transaction. They will continue to operate their existing businesses at their historical levels.

If you would like further clarification of any of the foregoing responses or have any additional comments, please contact Howard Jiang (phone: 212-891-3982; email: Howard.Jiang@Bakernet.com ; fax: 212-310-1682) or Lan Lou (Phone: 212-626-4917, email: lan.lou@bakernet.com; fax: 212-310- 1706).

Very truly yours,

 /s/ John Chen
John Chen
(Chief Financial Officer, General Steel Holdings, Inc.)

cc:	Howard Jiang, Esq. Lan Lou, Esq
.
January 23 , 2007